CUSIP No. 051629103                                      Page 1 of 47 Pages

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                             (Amendment No. 4)

                 Under the Securities Exchange Act of 1934


                         Aurora Electronics, Inc.
___________________________________________________________________________
                             (Name of Issuer)



                       Common Stock, $.03 par value
___________________________________________________________________________
                      (Title of Class of Securities)



                                 051629103
___________________________________________________________________________
                              (CUSIP Number)

Welsh, Carson, Anderson            William J. Hewitt, Esq.
  & Stowe                          Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500        Maynard & Kristol
New York, New York  10022          45 Rockefeller Plaza
Attention:  Laura VanBuren         New York, New York  10111
Tel. (212) 893-9500                Tel. (212) 841-5700

___________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              October 2, 1997
                    __________________________________
                       (Date of Event Which Requires
                          Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 051629103                                      Page 2 of 47 Pages

1)   Name of Reporting Person                Welsh, Carson, Ander-
     S.S. or I.R.S. Identification           son & Stowe VII, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          OO
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
_________________________________________________________________
Number of                7)   Sole Voting    24,887,681 shares
Shares Beneficially           Power          of Common Stock
Owned by Each                                (issuable upon
Reporting Person:                            conversion of
                                             convertible pre-
                                             ferred stock and
                                             exercise of
                                             warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  24,887,681 shares
                              tive Power     of Common Stock
                                             (issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock and
                                             exercise of
                                             warrants)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

CUSIP No. 051629103                                      Page 3 of 47 Pages

11)  Aggregate Amount Beneficially           24,887,681 shares
     Owned by Each Reporting Person          of Common Stock
                                             (issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock and
                                             exercise
                                             of warrants)
                         _________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                                 78.4%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 051629103                                      Page 4 of 47 Pages

1)   Name of Reporting Person            WCAS Information
     S.S. or I.R.S. Identification       Partners, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          OO
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
_________________________________________________________________
Number of                7)   Sole Voting    309,936 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (issuable upon
Reporting Person:                            conversion of
                                             convertible pre-
                                             ferred stock)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  309,936 shares of
                              tive Power     Common Stock
                                             (issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

CUSIP No. 051629103                                      Page 5 of 47 Pages

11)  Aggregate Amount Beneficially           309,936 shares of
     Owned by Each Reporting Person          Common Stock
                                             (issuable upon
                                             conversion of
                                             convertible pre-
                                             ferred stock
________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                               4.3%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 051629103                                      Page 6 of 47 Pages

1)   Name of Reporting Person            WCAS Capital
     S.S. or I.R.S. Identification       Partners II, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          OO
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          Delaware
_________________________________________________________________
Number of                7)   Sole Voting    682,960 shares of
Shares Beneficially           Power          Common Stock
Owned by Each                                (including shares
Reporting Person:                            issuable upon
                                             exercise of
                                             warrants)
                         _________________________________________
                         8)   Shared Voting
                              Power               -0-
                         _________________________________________
                         9)   Sole Disposi-  682,960 shares of
                              tive Power     Common Stock
                                             (including shares
                                             issuable upon
                                             exercise of
                                             warrants)
                         _________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         _________________________________________

CUSIP No. 051629103                                      Page 7 of 47 Pages

11)  Aggregate Amount Beneficially           682,960 shares of
     Owned by Each Reporting Person          Common Stock
                                             (including shares
                                             issuable upon
                                             exercise of
                                             warrants)
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                              9.9%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 051629103                                      Page 8 of 47 Pages

                      Amendment No. 4 to Schedule 13D
                      _______________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 12, 1996, Amendment No. 1 thereto filed on October 16, 1996, Amendment No. 2 thereto filed on July 9, 1997 and Amendment No. 3 thereto filed on September 3, 1997 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.   Source and Amount of Funds and Other Consideration.
          __________________________________________________

          Item 3 is hereby amended by adding the following thereto:

          WCAS VII, WCAS IP and the individual general partners of the respective sole general partners thereof purchased an aggregate 25,000 shares of Series C Convertible Preferred Stock, $.01 par value ("Series C Preferred Stock"), from the Issuer pursuant to a Series C Preferred Stock Purchase Agreement dated as of October 2, 1997 among the Issuer, WCAS II, WCAS IP and the additional purchasers named therein (the "Series C Purchase Agreement"). The Series C Purchase Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. The purchase price was $100 per share. The Series C Preferred Stock is convertible into Common Stock at a conversion price of $1.09 per share, according to the following formula: the number of shares of Series C Preferred Stock is multiplied by $100 and then divided by $1.09 to arrive at the equivalent number of shares of Common Stock. The source of funds for such purchase by WCAS VII and WCAS IP was their respective working capital available for investment.

          WCAS VII, WCAS IP and the individual general partners of the respective sole general partners thereof purchased an aggregate 20,000 shares of Series D Convertible Preferred Stock, $.01 par value ("Series D Preferred Stock"), from the Issuer pursuant to a Series D Preferred Stock Purchase Agreement dated as of October 24, 1997 among the Issuer, WCAS II, WCAS IP and the additional purchasers named therein (the "Series D Purchase Agreement"). The Series D Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The purchase price was $100 per share. The Series D Preferred Stock is convertible into Common Stock at a conversion price of $1.05 per share, according to the following formula: the number of shares of Series D Preferred Stock is multiplied by $100 and then divided by $1.05 to arrive

CUSIP No. 051629103                                      Page 9 of 47 Pages

at the equivalent number of shares of Common Stock. The source of funds for such purchase by WCAS VII and WCAS IP was their respective working capital available for investment.

          On October 28, 1997 WCAS VII and WCAS CP II acquired additional Warrants, exercisable immediately and expiring on January 27, 2002, which entitle WCAS VII and WCAS CP II to purchase 942,439 and 33,171 shares, respectively, of Common Stock, at an exercise price of $1.025 per share. The Warrants were issued to WCAS VII and WCAS CP II as consideration for the issuance by WCAS VII and WCAS CP II of certain guarantees to secure certain indebtedness of a wholly-owned subsidiary of the Issuer.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          Item 5 is hereby amended and restated in its entirety as follows:

          The following information is based on a total of 6,847,563 shares of Common Stock outstanding as of October 24, 1997, and gives effect to the conversion of all shares of Convertible Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and the exercise of all presently-exercisable Warrants held by the Reporting Persons and the individuals named below:

          (a)

          WCAS VII and VII Partners
          _________________________

          WCAS VII owns 24,887,681 shares of Common Stock (issuable upon conversion of 366,800 shares of Convertible Preferred Stock, 23,757 shares of Series B Preferred Stock, 23,757 shares of Series C Preferred Stock, 19,005 shares of Series D Preferred Stock and exercise of Warrants to purchase 2,152,152 shares of Common Stock), or approximately 78.4% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS CP II and CP II Partners
          _____________________________

          WCAS CP II owns 682,960 shares of Common Stock (including 75,749 shares issuable upon exercise of Warrants), or approximately 9.9% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

CUSIP No. 051629103                                     Page 10 of 47 Pages

          WCAS IP and INFO Partners
          _________________________

          WCAS IP owns 309,936 shares of Common Stock (issuable upon conversion of 5,000 shares of Convertible Preferred Stock, 324 shares of Series B Preferred Stock, 324 shares of Series C Preferred Stock and 259 shares of Series D Preferred Stock), or approximately 4.3% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          General Partners of VI Partners, CP II Partners and INFO Partners
          _________________________________________________________________

          (i) Patrick J. Welsh owns 124,075 shares of Common Stock (issuable upon conversion of 2,000 shares of Convertible Preferred Stock, 130 shares of Series B Preferred Stock, 130 shares of Series C Preferred Stock and 104 shares of Series D Preferred Stock), or approximately 1.8% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 185,682 shares of Common Stock (issuable upon conversion of 3,000 shares of Convertible Preferred Stock, 194 shares of Series B Preferred Stock, 194 shares of Series C Preferred Stock and 155 shares of Series D Preferred Stock), or approximately 2.6% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 185,682 shares of Common Stock (issuable upon conversion of 3,000 shares of Convertible Preferred Stock, 194 shares of Series B Preferred Stock, 194 shares of Series C Preferred Stock and 155 shares of Series D Preferred Stock), or approximately 2.6% of the Common Stock outstanding.

          (iv) Richard H. Stowe owns 92,978 shares of Common Stock (issuable upon conversion of 1,500 shares of Convertible Preferred Stock, 97 shares of Series B Preferred Stock, 97 shares of Series C Preferred Stock and 78 shares of Series D Preferred Stock), or approximately 1.3% of the Common Stock outstanding.

          (v) Andrew M. Paul owns 62,036 shares of Common Stock (issuable upon conversion of 1,000 shares of Convertible Preferred Stock, 65 shares of Series B Preferred Stock, 65 shares of Series C Preferred Stock and 52 shares of Series D Preferred Stock), or approximately 0.9% of the Common Stock outstanding.

          (vi) Thomas E. McInerney owns 108,449 shares of Common

CUSIP No. 051629103                                     Page 11 of 47 Pages

     Stock (issuable upon conversion of 1,750 shares of Convertible Preferred Stock, 113 shares of Series B Preferred Stock, 113 shares of Series C Preferred Stock and 91 shares of Series D Preferred Stock), or approximately 1.8% of the Common Stock outstanding.

          (vii) Laura VanBuren owns 6,107 shares of Common Stock (issuable upon conversion of 100 shares of Convertible Preferred Stock, 6 shares of Series B Preferred Stock, 6 shares of Series C Preferred Stock and 5 shares of Series D Preferred Stock), or less than 0.1% of the Common Stock outstanding.

          (vii) James B. Hoover owns 30,941 shares of Common Stock (issuable upon conversion of 500 shares of Convertible Preferred Stock, 32 shares of Series B Preferred Stock, 32 shares of Series C Preferred Stock and 26 shares of Series D Preferred Stock), or approximately 0.4% of the Common Stock outstanding.

          (ix) Robert A. Minicucci owns 49,573 shares of Common Stock (issuable upon conversion of 800 shares of Convertible Preferred Stock, 52 shares of Series B Preferred Stock, 52 shares of Series C Preferred Stock and 41 shares of Series D Preferred Stock), or approximately 0.7% of the Common Stock outstanding.

          (x) Anthony J. deNicola owns 24,834 shares of Common Stock (issuable upon conversion of 400 shares of Convertible Preferred Stock, 26 shares of Series B Preferred Stock, 26 shares of Series C Preferred Stock and 21 shares of Series D Preferred Stock), or approximately 0.4% of the Common Stock outstanding.

          (xi) Paul B. Queally owns 9,363 shares of Common Stock (issuable upon conversion of 150 shares of Convertible Preferred Stock, 10 shares of Series B Preferred Stock, 10 shares of Series C Preferred Stock and 8 shares of Series D Preferred Stock), or approximately 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VII Partners, CP II Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares owned by WCAS VII, WCAS CP II and WCAS IP, respectively. Each of the general partners of VII Partners, CP II Partners and INFO Partners disclaims beneficial ownership of all shares other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VII Partners, CP II Partners and/or INFO Partners, as the case

CUSIP No. 051629103                                     Page 12 of 47 Pages

may be, in the shares owned by WCAS VII, WCAS CP II and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities since the most recent filing on Schedule 13D.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by WCAS VII, WCAS CP II or WCAS IP.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          __________________________________________

          Item 6 is hereby amended by adding the following thereto:


          Pursuant to the Series C Purchase Agreement, the Issuer affirmed and agreed that the registration rights granted to the Reporting Persons as set forth in the Registration Rights Agreement dated as of March 29, 1996 entered into in connection with the Purchase Agreement dated as of March 29, 1996 (the "Registration Rights Agreement") shall continue in full force and effect and that the terms "Convertible Preferred Stock" and "Preferred Shares", as defined in the Registration Rights Agreement, shall be deemed to refer to and include, respectively, the "Series C Preferred Stock" and "Series C Preferred Shares", as such terms are defined in the Series C Purchase Agreement.

          Pursuant to the Series D Purchase Agreement, the Issuer affirmed and agreed that the registration rights granted to the Reporting Persons as set forth in the Registration Rights Agreement dated as of March 29, 1996 entered into in connection with the Purchase Agreement dated as of March 29, 1996 (the "Registration Rights Agreement") shall continue in full force and effect and that the terms "Convertible Preferred Stock" and "Preferred Shares", as defined in the Registration Rights Agreement, shall be deemed to refer to and include, respectively, the "Series D Preferred Stock" and "Series D Preferred Shares", as such terms are defined in the Series D Purchase Agreement.

Item 7.   Material to Be Filed as Exhibits.
          _________________________________

          Exhibit A - Series C Purchase Agreement (Appears at Page 14) Exhibit B - Series D Purchase Agreement (Appears at Page 32)

CUSIP No. 051629103                                     Page 13 of 47 Pages

                              Signature
                              _________



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 1997


                                   WELSH, CARSON, ANDERSON &
                                     STOWE VII, L.P.

                                   By:  WCAS VII Partners, L.P.,
                                        General Partner


                                   By: /s/ Laura VanBuren
                                      __________________________

                                   General Partner


                                   WCAS INFORMATION PARTNERS, L.P.

                                   By:  WCAS INFO Partners,
                                        General Partner


                                   By: /s/ Laura VanBuren
                                      ____________________________
                                        Attorney-in-Fact


                                   WCAS CAPITAL PARTNERS II, L.P.

                                   By:  WCAS CP II Partners,
                                        General Partner


                                   By: /s/ Laura VanBuren
                                      ____________________________
                                        General Partner

CUSIP No. 051629103                                     Page 14 of 47 Pages

                                             EXHIBIT A

          SERIES C CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT dated as of October 2, 1997, among AURORA ELECTRONICS, INC., a Delaware corporation (the "Company"), WELSH, CARSON, ANDERSON & STOWE VII, L.P., a Delaware limited partnership ("WCAS VII") and the several other persons named in
Schedule I hereto (such persons, together with WCAS VII, being hereinafter called individually a "Purchaser" and collectively the "Purchasers").

          WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers desire to purchase from the Company, on the terms and subject to the conditions set forth herein, an aggregate 25,000 shares of Series C Convertible Preferred Stock, $.01 par value ("Series C Preferred Stock"), of the Company at a purchase price of $100 per share; and

          WHEREAS, in order to induce the Purchasers to consummate the transactions contemplated by this Agreement, the Company has agreed to grant to the Purchasers certain registration rights with respect to the shares of Common Stock, $.03 par value ("Common Stock"), of the Company that will be issuable upon the conversion of the Series C Preferred Stock being purchased hereunder;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:


                                    I.

                           PURCHASE AND SALE OF
                       THE SERIES C PREFERRED SHARES

          SECTION 1.01.  Issuance and Sale of the Series C Preferred
                         ___________________________________________
Shares.
______

          (a) Subject to the terms and conditions set forth herein, on the Closing Date (as hereinafter defined) the Company shall issue, sell and deliver to each Purchaser, and each Purchaser shall purchase from the Company, the number of shares of Series C Preferred Stock set forth opposite the name of such Purchaser on Schedule I hereto under the caption "Series C Preferred Shares" (the aggregate number of shares of Series C Preferred Stock so purchased are referred to herein as the "Series C Preferred Shares"), for a purchase price of $100 per share. On the Closing Date, the Company shall issue a certificate or certificates in definitive form, registered in the

CUSIP No. 051629103                                     Page 15 of 47 Pages

name of each Purchaser, representing the number of Series C Preferred Shares being purchased by it hereunder.

          (b) As payment in full for the Series C Preferred Shares being purchased by it hereunder, and against delivery of the certificate or certificates therefor as aforesaid, on the Closing Date each Purchaser shall transfer immediately available funds by wire transfer to an account designated by the Company, an amount equal to $100 multiplied by the number of Series C Preferred Shares to be purchased by such Purchaser in accordance with paragraph (a) above.

          SECTION 1.02.  Closing Date.  The transfer, sale and delivery of
                         ____________
the Series C Preferred Shares (the "Closing") shall take place at the offices of Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, New York, on October 2, 1997 (such date and time of the Closing being herein called the "Closing Date").


                                    II.

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Purchasers as follows:

          SECTION 2.01.  Organization and Qualification.  The Company is a
                         ______________________________
corporation validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the properties, assets, financial condition, prospects, operating results or business of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect").

          SECTION 2.02.  Subsidiaries.  (a)  Except as set forth on Sched-
                         ____________
ule 2.02 hereto, neither the Company nor any of its subsidiaries owns of record or beneficially, directly or indirectly, (i) any shares of outstand-ing capital stock or securities convertible into capital stock of any other corporation or (ii) any participating interest in any partnership, joint venture or other non-corporate business enterprise. Each subsidiary of the Company is a corporation validly existing and in good standing

CUSIP No. 051629103                                     Page 16 of 47 Pages

under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Each subsidiary of the Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. All the outstanding shares of capital stock of the Company's subsidiaries are duly authorized, validly issued, fully paid and nonassessable and, except as set forth on
Schedule 2.02, are owned by the Company or by a wholly-owned subsidiary of the Company, free and clear of any liens, claims, charges, restrictions, rights of others, security interests, prior assignments or other encum-brances (collectively, "Claims"), and there are no proxies, voting or transfer agreements or understandings outstanding with respect to any such shares.

          (b) Schedule 2.02 includes a complete and accurate list of each subsidiary of the Company, indicating the jurisdiction of incorporation, each jurisdiction in which such subsidiary is qualified as a foreign corporation, its capital structure (including all authorized and outstanding shares), and the nature and level of ownership in such subsidiary by the Company, any subsidiary of the Company and any other person (for purposes of this Agreement, "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, or an unincorporated organization). Complete and correct copies of the Certificate of Incorporation and By-laws of the Company and of each subsidiary of the Company have previously been delivered to the Purchasers.

          (c) For purposes of this Agreement, the term "subsidiary", when used with respect to the Company, shall mean any corporation or other business entity, a majority of whose outstanding equity securities is at the time owned, directly or indirectly, by the Company and/or one or more other subsidiaries of the Company.

          SECTION 2.03.  Capitalization.
                         ______________

          (a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock and (ii) 1,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock"), of the Company of which 400,000 shares have been designated Convertible Preferred Stock and 25,000 shares have been designated Series B Convertible Preferred Stock. As of the date hereof, 6,847,563 shares of Common Stock, 400,000 shares of Convertible Preferred Stock and 25,000 shares of Series B

CUSIP No. 051629103                                     Page 17 of 47 Pages

Convertible Preferred Stock are issued and outstanding, all of which were duly authorized and validly issued and are fully paid and nonassessable.

          (b) Upon the filing with the Secretary of State of the State of Delaware of a Certificate of Designations of the Company in the form attached hereto as Exhibit A (the "Certificate of Designations"), 25,000 shares of Preferred Stock shall be designated as authorized Series C Preferred Stock.

          (c)  Except as set forth in the Company SEC Filings or on
Schedule 2.03 hereof, as of the date hereof, no subscription, warrant, option, convertible security, stock appreciation or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of the Company or any of its subsidiaries is authorized or outstanding and (except as otherwise expressly contemplated by this Agreement) there is not any commitment of the Company or any of its subsidiaries to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets.
Schedule 2.03 sets forth a complete and correct list of the number of warrants or options, including a listing of the vesting schedules thereof, held by each person with respect to the outstanding capital stock of the Company.

          (d) Except as set forth on Schedule 2.03, neither the Company nor any of its subsidiaries has any obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

          SECTION 2.04.  Authorization of Agreements, Etc.  (a)  Each of
                         ________________________________
(i) the execution and delivery by the Company of this Agreement, (ii) the performance by the Company of its obligations hereunder, (iii) the issuance, sale and delivery by the Company of the Series C Preferred Shares, and (iv) the issuance and delivery of the shares of Common Stock issuable upon the conversion of the Series C Preferred Shares (collectively, the "Conversion Shares") have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or By-laws of the Company, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any Claim in favor of any third person upon any of the assets of the Company or any of its subsidiaries.

CUSIP No. 051629103                                     Page 18 of 47 Pages

          (b) The Series C Preferred Shares have been duly authorized by the Company and, when sold and paid for in accordance with this Agreement, will be validly issued, fully paid and nonassessable shares of Series C Preferred Stock. The Conversion Shares, when issued and delivered upon the conversion of the Series C Preferred Shares, will be duly authorized, validly issued, fully paid and nonassessable shares of Common Stock. Neither the issuance, sale and delivery of the Series C Preferred Shares to the Purchasers hereunder, nor the issuance and delivery of the Conversion Shares, is subject to any preemptive rights of stockholders of the Company or to any right of first refusal or other similar right in favor of any person.

          SECTION 2.05.  Validity.  This Agreement has been duly executed
                         ________
and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

          SECTION 2.06.  Governmental Approvals.  Subject to the accuracy
                         ______________________
of the representations and warranties of the Purchasers set forth in
Article III hereof, no registration or filing with, or consent or approval of, or other action by, any Federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance of this Agreement, the issuance, sale and delivery of the Series C Preferred Shares or the issuance and delivery of the Conversion Shares upon the conversion of the Series C Preferred Shares, other than (i) the filing of the Certificate of Designations with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law (the "Delaware GCL") with respect to the designation of the Series C Preferred Stock, and (ii) such filings with and approvals of the Securities and Exchange Commission ("SEC") or any state securities commission or similar regulatory body as may be necessary in connection with the commencement or consummation of the transactions contemplated herein.

          SECTION 2.07.  Financial Statements, Etc.  (a)  The Company has
                         _________________________
furnished to the Purchasers: (i) the audited consolidated balance sheet of the Company and its subsidiaries as of September 30, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal year then ended certified by Arthur Andersen LLP, the independent certified public accountants retained by the Company, and (ii) the unaudited consolidated balance sheet of the Company and its subsidiar-ies as of June 30, 1997 and the related consolidated statements of opera-tions and cash flows for the nine months then ended, certified by the principal financial officer of the Company. All such financial statements (including any related schedules and/or notes) have been prepared in accordance with

CUSIP No. 051629103                                     Page 19 of 47 Pages

generally accepted accounting principles in the United States ("GAAP") consistently applied and consistent with prior periods, (i) except that such interim statements are subject to year-end and audit adjustments (which consist of normal recurring accruals) and do not contain certain footnote disclosures, and (ii) except as otherwise disclosed in such financial statements or in the Company SEC Filings (as defined below). Such balance sheets fairly present in all material respects the financial position of the Company and its subsidiaries as of their respective dates, and such statements of operations, stockholders' equity and cash flows fairly present in all material respects the results of operations of the Company and its subsidiaries for the respective periods then ended, subject, in the case of unaudited financial statements, to normal year-end and audit adjustments and the absence of certain footnote disclosures.

          (b) Except as and to the extent (i) reflected on the consolidated balance sheet of the Company and its subsidiaries as of September 30, 1996 (the "September 30, 1996 Balance Sheet"), (ii) incurred since September 30, 1996 in the ordinary course of business consistent with past practice, or (iii) set forth on Schedule 2.07 hereto, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any kind or nature, whether known or unknown, secured or unsecured, absolute, accrued, contingent or otherwise, and whether due or to become due, that would be required to be reflected on a balance sheet, or the notes thereto, prepared in accordance with GAAP. Since September 30, 1996, neither the Company nor any of its subsidiaries has suffered any Material Adverse Effect.

          SECTION 2.08.  SEC Filings.  The Company has filed all forms,
                         ___________
reports and documents required to be filed with the SEC since September 30, 1992, and the Company has made available to the Purchasers, as filed with the SEC, complete and accurate copies of (i) the Annual Report of the Company on Form 10-K for the year ended September 30, 1996, and (ii) all other reports, statements and registration statements (including Current Reports on Form 8-K) filed by the Company with the SEC since September 30, 1992, in each case including all amendments and supplements (collectively, the "Company SEC Filings"). The Company SEC Filings (including, without limitation, any financial statements or schedules included therein) (i) were prepared in compliance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, and the rules and regulations thereunder, as the case may be, and (ii) did not at the time of filing (or if amended, supplemented or superseded by a filing prior to the date hereof, on the date of that filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circum-

CUSIP No. 051629103                                     Page 20 of 47 Pages

stances under which they were made, not misleading.

          SECTION 2.09.  Absence of Certain Changes or Events.  Except as
                         ____________________________________
set forth on Schedule 2.09 hereto or as otherwise disclosed in the Company SEC Filings or the financial statements of the Company and its subsidiaries as of and for the nine months ended June 30, 1997 referred to above, and except as otherwise expressly contemplated by this Agreement, since September 30, 1996, neither the Company nor any of its subsidiaries has
(i) issued any stock, bonds or other corporate securities; (ii) borrowed or refinanced any amount or incurred any material liabilities (absolute or contingent), other than revolving credit facility borrowings and trade payables incurred in the ordinary course of business consistent with past practice; (iii) discharged or satisfied any material Claim or incurred or paid any obligation or liability (absolute or contingent) other than current liabilities shown on the September 30, 1996 Balance Sheet and current liabilities incurred since the date of such balance sheet in the ordinary course of business consistent with past practice; (iv) declared or made any payment or distribution to stockholders, or purchased or redeemed any shares of its capital stock or other securities; (v) mortgaged, pledged or subjected to lien any of its assets, tangible or intangible, other than liens for current real property taxes not yet due and payable; (vi) sold, assigned or transferred any of its tangible assets, or cancelled any debts or Claims, except in the ordinary course of business consistent with past practice; (vii) sold, assigned or transferred any patents, trademarks and trade names, trademark and trade name registrations, servicemark, brandmark and brand name registrations and copyrights, the applications therefor and the licenses with respect thereto or other intangible assets; (viii) waived any rights of substantial value, whether or not in the ordinary course of business; (ix) made any material increase in the compensation (including, without limitation, the rate of commissions) payable to, or any payment of a material cash bonus to any director, officer, employee of, or consultant or agent to, the Company or any of its subsidiaries or any other material change in the terms or conditions of any employment relationship; (x) announced any plan or legally binding commitment to create any employee benefit plan, program or arrangement or to amend or modify in any material respect any existing employee benefit plan, program or arrangement; (xi) eliminated the vesting conditions or otherwise accelerated the payment of any compensation, including any stock options; or (xii) except in connection with this Agreement and the transactions contemplated hereby, entered into any agreement, letter of intent or similar undertaking to take any of the actions listed in clauses (i) through (xi) above.

          SECTION 2.10.  Actions Pending.  Except (i) for any
                         _______________

CUSIP No. 051629103                                     Page 21 of 47 Pages

actions, suits, investigations or proceedings which individually do not involve claims against the Company or any of its subsidiaries for more than $25,000, (ii) as set forth on Schedule 2.10 hereto, or (iii) as set forth in the Company SEC Filings, there is no action, suit, investigation or pro-ceeding pending or, to the best knowledge of the Company, threatened against or affecting the Company, or any of its properties or rights, before any court or by or before any governmental body or arbitration board or tribunal. Except as set forth on Schedule 2.10 hereto, there is no judgment, decree, injunction or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company.

          SECTION 2.11.  Compliance with Law.  Neither the Company nor any
                         ___________________
of its subsidiaries is in default in any respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which the Company or any of such subsidiaries or any of their respective properties or assets is subject, except where such default would not have a Material Adverse Effect.

          SECTION 2.12.  Offering of the Securities.  Neither the Company
                         __________________________
nor any person authorized or employed by the Company as agent, broker, dealer or otherwise in connection with the offering or sale of the Series C Preferred Shares or any similar securities of the Company has offered any such securities for sale to, or solicited any offers to buy any such securities from, or otherwise approached or negotiated with respect thereto with, any person or persons, under circumstances that involved the use of any form of general advertising or solicitation as such terms are defined in Regulation D of the Securities Act; and, assuming the accuracy of the representations and warranties of the Purchasers set forth in Article III hereof, neither the Company nor any person acting on the Company's behalf has taken or will take any action (including, without limitation, any offer, issuance or sale of any securities of the Company under circumstances which might require the integration of such transactions with the sale of the Series C Preferred Shares under the Securities Act or the rules and regulations of the SEC thereunder) which would subject the offering, issuance or sale of the Series C Preferred Shares to the Purchasers to the registration provisions of the Securities Act.

          SECTION 2.13.  Brokers.  All negotiations relative to this
                         _______
Agreement and the transactions contemplated hereby have been carried on by the Company directly with the Purchasers, without the intervention of any other person on behalf of the Company in such manner as to give rise to any valid claim by any other person against the Purchasers for a finder's fee, brokerage

CUSIP No. 051629103                                     Page 22 of 47 Pages

commission or similar payment.


                                   III.

             REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

          Each Purchaser, severally and not jointly, represents and warrants to the Company as follows:

          SECTION 3.01.  Authorization.  The execution, delivery and
                         _____________
performance by such Purchaser of this Agreement and the purchase and receipt by such Purchaser of the Series C Preferred Shares being acquired by it hereunder, have been duly authorized by all requisite action on the part of such Purchaser, and will not violate any provision of law, any order of any court or other agency of government, the charter or other governing documents of such Purchaser, or any provision of any indenture, agreement or other instrument by which such Purchaser or any of such Purchaser's properties or assets are bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in any Claim upon any of the properties or assets of such Purchaser.

          SECTION 3.02.  Validity.  This Agreement has been duly executed
                         ________
and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms.

          SECTION 3.03.  Investment Representations.
                         __________________________

          (a) Such Purchaser is acquiring the Series C Preferred Shares being purchased by such Purchaser hereunder for such Purchaser's own account, for investment, and not with a view toward the resale or distribution thereof.

          (b) Such Purchaser understands that he, she or it, as the case may be, must bear the economic risk of such Purchaser's investment for an indefinite period of time because the Series C Preferred Shares are not registered under the Securities Act or any applicable state securities laws, and may not be resold unless subsequently registered under the Securities Act and such other laws or unless an exemption from such registration is available. Such Purchaser also understands that, except as provided in the Registration Rights Agreement (as defined below), as amended herein, it is not contemplated that any registration will be made under the Securities Act or that the Company will take steps which will make the provisions of Rule 144 under the Securities Act available to permit resale of the Series C

CUSIP No. 051629103                                     Page 23 of 47 Pages

Preferred Shares.

          (c) Such Purchaser is able to fend for itself in the transactions contemplated by this Agreement and such Purchaser has the ability to bear the economic risks of the investment in the Series C Preferred Shares being purchased hereunder for an indefinite period of time. Such Purchaser further acknowledges that he, she or it, as the case may be, has received copies of the Company SEC Filings and has had the opportunity to ask questions of, and receive answers from, officers of the Company with respect to the business and financial condition of the Company and the terms and conditions of the offering of the Series C Preferred Shares and to obtain additional information necessary to verify such information or can acquire it without unreasonable effort or expense.

          (d) Such Purchaser has such knowledge and experience in financial and business matters that such Purchaser is capable of evaluating the merits and risks of its investment in the Series C Preferred Shares. Such Purchaser further represents that he, she or it, as the case may be, is an "accredited investor" as such term is defined in Rule 501 of Regulation D of the SEC under the Securities Act with respect to its purchase of the Series C Preferred Shares, and that any such Purchaser that is a limited partnership has not been formed solely for the purpose of purchasing the Series C Preferred Shares.

          (e) If such Purchaser is a limited partnership, such Purchaser represents that it has been organized and is existing as a limited partnership under the laws of the State of Delaware.

          SECTION 3.04.  Governmental Approvals.  No registration or filing
                         ______________________
with, or consent or approval of, or other action by, any Federal, state or other governmental agency or instrumentality is or will be necessary by such Purchaser for the valid execution, delivery and performance of this Agreement.


                                    IV.

                           CONDITIONS PRECEDENT

          SECTION 4.01.  Conditions Precedent to the Obligations of the
                         ______________________________________________
Purchasers.  The obligations of the Purchasers hereunder are, at their
__________
option, subject to the satisfaction, on or before the Closing Date, of the following conditions:

          (a)  Certificate of Designations.  The Certificate of
               ___________________________
Designations shall have been duly filed with the Secretary of State of the State of Delaware and shall have become legally

CUSIP No. 051629103                                     Page 24 of 47 Pages

effective.

          (b)  Opinion of Counsel.  The Purchasers shall have received from
               __________________
Hughes & Luce L.L.P., counsel for the Company, an opinion dated the Closing Date, satisfactory in form and substance to the Purchasers and their counsel.

          (c)  All Proceedings to Be Satisfactory.  All corporate and other
               __________________________________
proceedings to be taken by the Company and all waivers and consents to be obtained by the Company in connection with the transactions contemplated hereby shall have been taken or obtained by the Company and all documents incident thereto shall be satisfactory in form and substance to the Purchasers and their counsel.

          (d)  Supporting Documents.  On or prior to the Closing Date the
               ____________________
Purchasers and their counsel shall have received copies of the following supporting documents:

          (i) copies of (1) the Certificate of Incorporation of the Company and the charter documents of each of its subsidiaries, including all amendments thereto, certified as of a recent date by the Secretary of State or the appropriate official of the relevant state of incorporation, (2) certificates of said Secretary or official, dated as of a recent date, as to the due incorporation and good standing of the Company and each such subsidiary, and listing all documents on file with said official, and (3) a telegram or facsimile from said Secretary or official as of the close of business on the next business day preceding the Closing Date as to the continued due incorporation and good standing of the Company and each such subsidiary and to the effect that no amendment to the respective charter documents of such corporations has been filed since the date of the certificate referred to in clause (2) above; and

          (ii) a certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date and certifying (1) that attached thereto is a true and complete copy of the By-laws of the Company as in effect on the date of such certification and at all times since May 20, 1993; (2) that attached thereto is a true and complete copy of resolutions adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement, the designation, issuance, sale and delivery of the Series C Preferred Shares, the reservation, issuance and delivery of the Conversion Shares and that all such resolutions are still in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; (3) that the Certificate of

CUSIP No. 051629103                                     Page 25 of 47 Pages

     Incorporation of the Company has not been amended since the date of the last amendment referred to in the certificate delivered pursuant to clause (i)(2) above; and (4) as to the incumbency and specimen signature of each officer of the Company executing this Agreement, the stock certificates representing the Series C Preferred Shares and any certificate or instrument furnished pursuant hereto, and a certifi-cation by another officer of said corporation as to the incumbency and signature of the officer signing the certificate referred to in this paragraph (ii).

     All such documents shall be satisfactory in form and substance to the Purchasers and their counsel.

          SECTION 4.02.  Condition Precedent to the Obligations of the
                         _____________________________________________
Company.  The obligations of the Company hereunder are subject to the due
_______
filing with the Secretary of State of the State of Delaware and the legal effectiveness of the Certificate of Designations on or prior to the Closing Date.


                                    V.

                  SURVIVAL OF REPRESENTATIONS; INDEMNITY

          SECTION 5.01.  Survival of Representations.  Subject as set forth
                         ___________________________
below, all representations and warranties made by any party hereto in this Agreement or pursuant hereto shall survive for a period of one year after the Closing Date.

          SECTION 5.02.  General Indemnity.
                         _________________

          (a) Subject to the terms and conditions of this Article V, the Company hereby agrees to indemnify, defend and hold the Purchasers harmless from and against all demands, claims, actions or causes of action, assess-ments, losses (including diminution in value of the Series C Preferred Shares), damages, liabilities, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys' fees and expenses (collectively, "Damages"), asserted against, resulting to, imposed upon or incurred by the Purchasers by reason of or resulting from a breach of any representation, warranty or covenant of the Company contained in or made pursuant to this Agreement.

          (b) Subject to the terms and conditions of this Article V, the Purchasers hereby agree to indemnify, defend and hold the Company harmless from and against all Damages asserted against, resulting to, imposed upon or incurred by the Company by reason of or resulting from a breach of any representation,

CUSIP No. 051629103                                     Page 26 of 47 Pages

warranty or covenant of the Purchasers contained in or made pursuant to this Agreement.

          SECTION 5.03.  Conditions of Indemnification.  The respective
                         _____________________________
obligations and liabilities of the Purchasers, on the one hand, and the Company, on the other hand (the "indemnifying party"), to the other (the "party to be indemnified") under Section 5.02 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

          (a) within 20 days after receipt of notice of commencement of any action or the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing;

          (b) in the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the tenth day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such claim at any time prior to settlement, compromise or final determination thereof, provided that the indemnifying party shall be given at least 15 days prior written notice of the effectiveness of any such proposed settlement or com-promise;

          (c) anything in this Section 5.03 to the contrary notwithstanding (i) if there is a reasonable probability that a claim may materially and adversely affect the indemnifying party other than as a result of money damages or other money payments, the indemnifying party shall have the right, at its own cost and expense, to compromise or settle such claim, but (ii) the indemnifying party shall not, without the prior written consent of the party to be indemnified, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the party to be indemnified a release from all liability in respect of such claim; and

          (d) in connection with any such indemnification, the indemnified party will cooperate in all reasonable requests of

CUSIP No. 051629103                                     Page 27 of 47 Pages

the indemnifying party.


                                    VI.

                        CERTAIN REGISTRATION RIGHTS

          The Company hereby affirms and agrees that the registration rights granted to the Purchasers and certain other stockholders of the Company as set forth in the Registration Rights Agreement, dated as of March 29, 1996 (said agreement, as previously amended, the "Registration Rights Agreement"), among the Company, the Purchasers and the other parties named therein, shall continue in full force and effect, provided, however,
                                                        ________  _______
that the Company and the Purchasers acknowledge and agree that the Registration Rights Agreement is hereby amended such that (i) the term "Convertible Preferred Stock" shall hereinafter refer to and include the Series C Preferred Stock and (ii) the term "Preferred Shares" shall hereinafter refer to and include the Series C Preferred Shares.


                                   VII.

                               MISCELLANEOUS

          SECTION 7.01.  Expenses, Etc.  The Company shall reimburse WCAS
                         _____________
VII or pay on its behalf any reasonable fees and expenses incurred by WCAS VII in connection with the negotiation and preparation of this Agreement and the related documents contemplated hereby. For purposes hereof, the "fees and expenses incurred by WCAS VII" shall include, without limitation, the fees, disbursements and expenses of counsel, accountants, financial advisors and other experts retained by WCAS VII in connection with this Agreement and the transactions contemplated hereby.

          SECTION 7.02.  Survival of Agreements.  All covenants,
                         ______________________
agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the issuance, sale and delivery of the Series C Preferred Shares pursuant hereto, notwithstanding any investigation made at any time by or on behalf of any party hereto. All statements contained in any certificate or other instrument delivered by the Company hereunder shall be deemed to constitute representations and warranties made by the Company.

          SECTION 7.03.  Parties in Interest.  All covenants and agreements
                         ___________________
contained in this Agreement by or on behalf of any party hereto shall bind and inure to the benefit of the

CUSIP No. 051629103                                     Page 28 of 47 Pages

respective successors and assigns of such party hereto whether so expressed or not.

          SECTION 7.04.  Notices.  Any notice or other communications
                         _______
required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class certified mail, postage prepaid, by nationally recognized overnight courier, or by telecopy addressed to such party at the address or telecopy number set forth below or such other address or telecopy number as may hereafter be designated in writing by the addressee to the addressor listing all parties:

          if to the Company, to:

               Aurora Electronics, Inc.
               9477 Waples Street, Suite 150
               San Diego, California  92121
               Telecopy Number:  (619) 552-8942
               Attention:  President

               with a copy to:

               Hughes & Luce, L.L.P.
               1717 Main Street
               Dallas, Texas  75201
               Telecopy Number:  (214) 939-6100
               Attention:  Alan J. Bogdanow, Esq.
                           Kenneth G. Hawari, Esq.

          if to any Purchaser, to:

               Welsh, Carson, Anderson & Stowe
               320 Park Avenue, Suite 2500
               New York, New York  10022-6815
               Telecopy Number:  (212) 893-9575
               Attention:  Richard H. Stowe
                           Thomas E. McInerney

               with a copy to:

               Reboul, MacMurray, Hewitt, Maynard & Kristol
               45 Rockefeller Plaza
               New York, New York  10111
               Telecopy Number:  (212) 841-5725
               Attention:  William J. Hewitt, Esq.


or, in any case, at such other address or addresses as shall have been furnished in writing by such party to the other parties

CUSIP No. 051629103                                     Page 29 of 47 Pages

hereto. All such notices, requests, consents and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of mailing, on the fifth business day following the date of such mailing, (c) in the case of delivery by overnight courier, on the business day following the date of delivery to such courier, and (d) in the case of telecopy, when received.

          SECTION 7.05.  Entire Agreement; Assignment.  This Agreement
                         ____________________________
(including the Schedules and Exhibits hereto) and the Registration Rights Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and may not be amended or modified nor any provisions waived except in a writing signed by the Company and the Purchasers. This Agreement shall not be assigned by operation of law of otherwise without the consent of the other parties hereto.

          SECTION 7.06.  Counterparts.  This Agreement may be executed in
                         ____________
two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          SECTION 7.07.  Governing Law.  This Agreement shall be governed
                         _____________
by and construed in accordance with the laws of the State of New York.

          IN WITNESS WHEREOF, the Company and the Purchasers have executed this Agreement as of the day and year first above written.

                              AURORA ELECTRONICS, INC.



                              By
                                ______________________________________
                                        Jim C. Cowart
                                        Chairman and
                                        Chief Executive Officer


                              WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                              By WCAS VII Partners, L.P.,
                                   General Partner



                              By
                                ______________________________________
                                        General Partner


                              WCAS INFORMATION PARTNERS, L.P.
                              By WCAS Info Partners,
                                        General Partner



                              By
                                ______________________________________
                                        General Partner


                              Bruce K. Anderson
                              Russell L. Carson
                              Anthony J. de Nicola
                              Thomas E. McInerney
                              James B. Hoover
                              Robert A. Minicucci
                              Andrew M. Paul
                              Paul B. Queally
                              Richard H. Stowe
                              Laura M. VanBuren
                              Patrick J. Welsh



                              By
                                ___________________________________
                                        Laura M. VanBuren
                                        Individually and
                                        as Attorney-in-Fact

CUSIP No. 051629103                                     Page 31 of 47 Pages

                                Schedule I
                                __________


Name of Purchaser                       Series C Preferred Shares
_________________                       _________________________

Welsh, Carson, Anderson &
  Stowe VII, L.P.                                   23,757

WCAS Information Partners, L.P.                        324

Patrick J. Welsh                                       130
Russell L. Carson                                      194
Bruce K. Anderson                                      194
Richard H. Stowe                                        97
Andrew M. Paul                                          65
Thomas E. McInerney                                    113
Laura VanBuren                                           6
James B. Hoover                                         32
Robert A. Minicucci                                     52
Anthony J. de Nicola                                    26
Paul B. Queally                                         10
                                                    ______

Total                                               25,000
                                                    ______
                                                    ______

CUSIP No. 051629103                                     Page 32 of 47 Pages

                                                       EXHIBIT B


          SERIES D CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT dated as of October 24, 1997, among AURORA ELECTRONICS, INC., a Delaware corporation (the "Company"), WELSH, CARSON, ANDERSON & STOWE VII, L.P., a Delaware limited partnership ("WCAS VII") and the several other persons named in
Schedule I hereto (such persons, together with WCAS VII, being hereinafter called individually a "Purchaser" and collectively the "Purchasers").

          WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers desire to purchase from the Company, on the terms and subject to the conditions set forth herein, an aggregate 20,000 shares of Series D Convertible Preferred Stock, $.01 par value ("Series D Preferred Stock"), of the Company at a purchase price of $100 per share; and

          WHEREAS, in order to induce the Purchasers to consummate the transactions contemplated by this Agreement, the Company has agreed to grant to the Purchasers certain registration rights with respect to the shares of Common Stock, $.03 par value ("Common Stock"), of the Company that will be issuable upon the conversion of the Series D Preferred Stock being purchased hereunder;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:


                                    I.

                           PURCHASE AND SALE OF
                       THE SERIES D PREFERRED SHARES

          SECTION 1.01.  Issuance and Sale of the Series D
                         _________________________________
Preferred Shares.
________________

          (a) Subject to the terms and conditions set forth herein, on the Closing Date (as hereinafter defined) the Company shall issue, sell and deliver to each Purchaser, and each Purchaser shall purchase from the Company, the number of shares of Series D Preferred Stock set forth opposite the name of such Purchaser on Schedule I hereto under the caption "Series D Preferred Shares" (the aggregate number of shares of Series D Preferred Stock so purchased are referred to herein as the "Series D Preferred Shares"), for a purchase price of $100 per share. On the Closing Date, the Company shall issue a certificate or certificates in definitive form, registered in the name of each Purchaser, representing the number of Series D Preferred Shares being purchased by it hereunder.

          (b) As payment in full for the Series D Preferred Shares being purchased by it hereunder, and against delivery of the certificate or certificates therefor as aforesaid, on the Closing Date each Pur-

CUSIP No. 051629103                                     Page 33 of 47 Pages

chaser shall transfer immediately available funds by wire transfer to an account designated by the Company, an amount equal to $100 multiplied by the number of Series D Preferred Shares to be purchased by such Purchaser in accordance with paragraph (a) above.

          SECTION 1.02.  Closing Date.  The transfer, sale and
                         ____________
delivery of the Series D Preferred Shares (the "Closing") shall take place at the offices of Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, New York, on October
24, 1997 (such date and time of the Closing being herein called the "Closing Date").


                                    II.

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Purchasers as follows:

          SECTION 2.01.  Organization and Qualification.  The
                         ______________________________
Company is a corporation validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the properties, assets, financial condition, prospects, operating results or business of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect").

          SECTION 2.02.  Subsidiaries.  (a)  Except as set forth
                         ____________
on Schedule 2.02 hereto, neither the Company nor any of its subsidiaries owns of record or beneficially, directly or indirectly, (i) any shares of outstanding capital stock or securities convertible into capital stock of any other corporation or (ii) any participating interest in any partnership, joint venture or other non-corporate business enterprise.
Each subsidiary of the Company is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. Each subsidiary of the Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. All the outstanding shares of capital stock of the Company's subsidiaries are duly authorized, validly issued, fully paid and nonassessable and, except as set forth on Schedule 2.02, are owned by the Company or by a wholly-owned subsidiary of the Company, free and clear of any liens, claims, charges, restrictions, rights of others, security interests, prior assignments or other encum-

CUSIP No. 051629103                                     Page 34 of 47 Pages

brances (collectively, "Claims"), and there are no proxies, voting or transfer agreements or understandings outstanding with respect to any such shares.

          (b) Schedule 2.02 includes a complete and accurate list of each subsidiary of the Company, indicating the jurisdiction of incorporation, each jurisdiction in which such subsidiary is qualified as a foreign corporation, its capital structure (including all authorized and outstanding shares), and the nature and level of ownership in such subsidiary by the Company, any subsidiary of the Company and any other person (for purposes of this Agreement, "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, or an unincorporated organization). Complete and correct copies of the Certificate of Incorporation and By-laws of the Company and of each subsidiary of the Company have previously been delivered to the Purchasers.

          (c) For purposes of this Agreement, the term "subsidiary", when used with respect to the Company, shall mean any corporation or other business entity, a majority of whose outstanding equity securities is at the time owned, directly or indirectly, by the Company and/or one or more other subsidiaries of the Company.

          SECTION 2.03.  Capitalization.
                         ______________

          (a) The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock and (ii) 1,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock"), of the Company of which 400,000 shares have been designated Convertible Preferred Stock, 25,000 shares have been designated Series B Convertible Preferred Stock and 25,000 shares have been designated Series C Convertible Preferred Stock. As of the date hereof, 6,847,563 shares of Common Stock, 400,000 shares of Convertible Preferred Stock, 25,000 shares of Series B Convertible Preferred Stock and 25,000 shares of Series C Convertible Preferred Stock are issued and outstanding, all of which were duly authorized and validly issued and are fully paid and nonassessable.

          (b) Upon the filing with the Secretary of State of the State of Delaware of a Certificate of Designations of the Company in the form attached hereto as Exhibit A (the "Certificate of Designations"), 20,000 shares of Preferred Stock shall be designated as authorized Series D Preferred Stock.

          (c)  Except as set forth in the Company SEC Filings or on
Schedule 2.03 hereof, as of the date hereof, no subscription, warrant, option, convertible security, stock appreciation or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of the Company or any of its subsidiaries is authorized or outstanding and (except as otherwise expressly contemplated by this Agreement) there is not any commitment of the Company or any of its subsidiaries to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets.
Schedule 2.03 sets forth a

CUSIP No. 051629103                                     Page 35 of 47 Pages

complete and correct list of the number of warrants or options, including a listing of the vesting schedules thereof, held by each person with respect to the outstanding capital stock of the Company.

          (d) Except as set forth on Schedule 2.03, neither the Company nor any of its subsidiaries has any obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

          SECTION 2.04.  Authorization of Agreements, Etc.  (a)
                         ________________________________
Each of (i) the execution and delivery by the Company of this Agreement,
(ii) the performance by the Company of its obligations hereunder, (iii) the issuance, sale and delivery by the Company of the Series D Preferred Shares, and (iv) the issuance and delivery of the shares of Common Stock issuable upon the conversion of the Series D Preferred Shares (collectively, the "Conversion Shares") have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or By-laws of the Company, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any Claim in favor of any third person upon any of the assets of the Company or any of its subsidiaries.

          (b) The Series D Preferred Shares have been duly authorized by the Company and, when sold and paid for in accordance with this Agreement, will be validly issued, fully paid and nonassessable shares of Series D Preferred Stock. The Conversion Shares, when issued and delivered upon the conversion of the Series D Preferred Shares, will be duly authorized, validly issued, fully paid and nonassessable shares of Common Stock. Neither the issuance, sale and delivery of the Series D Preferred Shares to the Purchasers hereunder, nor the issuance and delivery of the Conversion Shares, is subject to any preemptive rights of stockholders of the Company or to any right of first refusal or other similar right in favor of any person.

          SECTION 2.05.  Validity.  This Agreement has been duly
                         ________
executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

          SECTION 2.06.  Governmental Approvals.  Subject to the
                         ______________________
accuracy of the representations and warranties of the Purchasers set forth in Article III hereof, no registration or filing with, or consent or approval of, or other action by, any Federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance of this Agreement, the issuance, sale and delivery of the Series D Preferred Shares or the issuance and delivery of the Conversion Shares upon the conversion of the Series D Preferred Shares, other than (i) the filing of the Certificate of Designations with the Secretary of State of the State of Delaware in accordance

CUSIP No. 051629103                                     Page 36 of 47 Pages

with the Delaware General Corporation Law (the "Delaware GCL") with respect to the designation of the Series D Preferred Stock, and (ii) such filings with and approvals of the Securities and Exchange Commission ("SEC") or any state securities commission or similar regulatory body as may be necessary in connection with the commencement or consummation of the transactions contemplated herein.

          SECTION 2.07.  Financial Statements, Etc.  (a)  The
                         _________________________
Company has furnished to the Purchasers: (i) the audited consolidated balance sheet of the Company and its subsidiaries as of September 30, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal year then ended certified by Arthur Andersen LLP, the independent certified public accountants retained by the Company, and (ii) the unaudited consolidated balance sheet of the Company and its subsidiaries as of June 30, 1997 and the related consolidated statements of operations and cash flows for the nine months then ended, certified by the principal financial officer of the Company. All such financial statements (including any related schedules and/or notes) have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") consistently applied and consistent with prior periods, (i) except that such interim statements are subject to year-end and audit adjustments (which consist of normal recurring accruals) and do not contain certain footnote disclosures, and (ii) except as otherwise disclosed in such financial statements or in the Company SEC Filings (as defined below). Such balance sheets fairly present in all material respects the financial position of the Company and its subsidiaries as of their respective dates, and such statements of operations, stockholders' equity and cash flows fairly present in all material respects the results of operations of the Company and its subsidiaries for the respective periods then ended, subject, in the case of unaudited financial statements, to normal year-end and audit adjustments and the absence of certain footnote disclosures.

          (b) Except as and to the extent (i) reflected on the consolidated balance sheet of the Company and its subsidiaries as of September 30, 1996 (the "September 30, 1996 Balance Sheet"), (ii) incurred since September 30, 1996 in the ordinary course of business consistent with past practice, or (iii) set forth on Schedule 2.07 hereto, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any kind or nature, whether known or unknown, secured or unsecured, absolute, accrued, contingent or otherwise, and whether due or to become due, that would be required to be reflected on a balance sheet, or the notes thereto, prepared in accordance with GAAP. Since September 30, 1996, neither the Company nor any of its subsidiaries has suffered any Material Adverse Effect.

          SECTION 2.08.  SEC Filings.  The Company has filed all
                         ___________
forms, reports and documents required to be filed with the SEC since September 30, 1992, and the Company has made available to the Purchasers, as filed with the SEC, complete and accurate copies of (i) the Annual Report of the Company on Form 10-K for the year ended September 30, 1996, and (ii) all other reports, statements and registration statements (in-cluding Current Reports

CUSIP No. 051629103                                     Page 37 of 47 Pages

on Form 8-K) filed by the Company with the SEC since September 30, 1992, in each case including all amendments and supplements (collectively, the "Company SEC Filings"). The Company SEC Filings (including, without limitation, any financial statements or schedules included therein) (i) were prepared in compliance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, and the rules and regulations thereunder, as the case may be, and (ii) did not at the time of filing (or if amended, supplemented or superseded by a filing prior to the date hereof, on the date of that filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          SECTION 2.09.  Absence of Certain Changes or Events.
                         ____________________________________
Except as set forth on Schedule 2.09 hereto or as otherwise disclosed in the Company SEC Filings or the financial statements of the Company and its subsidiaries as of and for the nine months ended June 30, 1997 referred to above, and except as otherwise expressly contemplated by this Agreement, since September 30, 1996, neither the Company nor any of its subsidiaries has (i) issued any stock, bonds or other corporate securities;
(ii) borrowed or refinanced any amount or incurred any material liabilities (absolute or contingent), other than revolving credit facility borrowings and trade payables incurred in the ordinary course of business consistent with past practice; (iii) discharged or satisfied any material Claim or incurred or paid any obligation or liability (absolute or contingent) other than current liabilities shown on the September 30, 1996 Balance Sheet and current liabilities incurred since the date of such balance sheet in the ordinary course of business consistent with past practice; (iv) declared or made any payment or distribution to stockholders, or purchased or redeemed any shares of its capital stock or other securities; (v) mortgaged, pledged or subjected to lien any of its assets, tangible or intangible, other than liens for current real property taxes not yet due and payable; (vi) sold, assigned or transferred any of its tangible assets, or cancelled any debts or Claims, except in the ordinary course of business consistent with past practice; (vii) sold, assigned or transferred any patents, trademarks and trade names, trademark and trade name registrations, servicemark, brandmark and brand name registrations and copyrights, the applications therefor and the licenses with respect thereto or other intangible assets; (viii) waived any rights of substantial value, whether or not in the ordinary course of business; (ix) made any material increase in the compensation (including, without limitation, the rate of commissions) payable to, or any payment of a material cash bonus to any director, officer, employee of, or consultant or agent to, the Company or any of its subsidiaries or any other material change in the terms or conditions of any employment relationship; (x) announced any plan or legally binding commitment to create any employee benefit plan, program or arrangement or to amend or modify in any material respect any existing employee benefit plan, program or arrangement; (xi) eliminated the vesting conditions or otherwise accelerated the payment of any compensation, including any stock options; or (xii) except in connection with this Agreement and the transactions contemplated hereby, entered into any agreement, letter of intent or similar

CUSIP No. 051629103                                     Page 38 of 47 Pages

undertaking to take any of the actions listed in clauses (i) through (xi) above.

          SECTION 2.10.  Actions Pending.  Except (i) for any
                         _______________
actions, suits, investigations or proceedings which individually do not involve claims against the Company or any of its subsidiaries for more than $25,000, (ii) as set forth on Schedule 2.10 hereto, or (iii) as set forth in the Company SEC Filings, there is no action, suit, investigation or pro-ceeding pending or, to the best knowledge of the Company, threatened against or affecting the Company, or any of its properties or rights, before any court or by or before any governmental body or arbitration board or tribunal. Except as set forth on Schedule 2.10 hereto, there is no judgment, decree, injunction or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company.

          SECTION 2.11.  Compliance with Law.  Neither the
                         ___________________
Company nor any of its subsidiaries is in default in any respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which the Company or any of such subsidiaries or any of their respective properties or assets is subject, except where such default would not have a Material Adverse Effect.

          SECTION 2.12.  Offering of the Securities.  Neither the
                         __________________________
Company nor any person authorized or employed by the Company as agent, broker, dealer or otherwise in connection with the offering or sale of the Series D Preferred Shares or any similar securities of the Company has offered any such securities for sale to, or solicited any offers to buy any such securities from, or otherwise approached or negotiated with respect thereto with, any person or persons, under circumstances that involved the use of any form of general advertising or solicitation as such terms are defined in Regulation D of the Securities Act; and, assuming the accuracy of the representations and warranties of the Purchasers set forth in
Article III hereof, neither the Company nor any person acting on the Company's behalf has taken or will take any action (including, without limitation, any offer, issuance or sale of any securities of the Company under circumstances which might require the integration of such transactions with the sale of the Series D Preferred Shares under the Securities Act or the rules and regulations of the SEC thereunder) which would subject the offering, issuance or sale of the Series D Preferred Shares to the Purchasers to the registration provisions of the Securities Act.

          SECTION 2.13.  Brokers.  All negotiations relative to
                         _______
this Agreement and the transactions contemplated hereby have been carried on by the Company directly with the Purchasers, without the intervention of any other person on behalf of the Company in such manner as to give rise to any valid claim by any other person against the Purchasers for a finder's fee, brokerage commission or similar payment.

CUSIP No. 051629103                                     Page 39 of 47 Pages

                                   III.

             REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

          Each Purchaser, severally and not jointly, represents and warrants to the Company as follows:

          SECTION 3.01.  Authorization.  The execution, delivery
                         _____________
and performance by such Purchaser of this Agreement and the purchase and receipt by such Purchaser of the Series D Preferred Shares being acquired by it hereunder, have been duly authorized by all requisite action on the part of such Purchaser, and will not violate any provision of law, any order of any court or other agency of government, the charter or other governing documents of such Purchaser, or any provision of any indenture, agreement or other instrument by which such Purchaser or any of such Purchaser's properties or assets are bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in any Claim upon any of the properties or assets of such Purchaser.

          SECTION 3.02.  Validity.  This Agreement has been duly
                         ________
executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms.

          SECTION 3.03.  Investment Representations.
                         __________________________

          (a) Such Purchaser is acquiring the Series D Preferred Shares being purchased by such Purchaser hereunder for such Purchaser's own account, for investment, and not with a view toward the resale or distribution thereof.

          (b) Such Purchaser understands that he, she or it, as the case may be, must bear the economic risk of such Purchaser's investment for an indefinite period of time because the Series D Preferred Shares are not registered under the Securities Act or any applicable state securities laws, and may not be resold unless subsequently registered under the Securities Act and such other laws or unless an exemption from such registration is available. Such Purchaser also understands that, except as provided in the Registration Rights Agreement (as defined below), as amended herein, it is not contemplated that any registration will be made under the Securities Act or that the Company will take steps which will make the provisions of Rule 144 under the Securities Act available to permit resale of the Series D Preferred Shares.

          (c) Such Purchaser is able to fend for itself in the transactions contemplated by this Agreement and such Purchaser has the ability to bear the economic risks of the investment in the Series D Preferred Shares being purchased hereunder for an indefinite period of time. Such Purchaser further acknowledges that he, she or it, as the case may be, has received copies of the Company SEC Filings and has had the opportunity to ask questions of, and receive answers from, officers of the Company with respect to the business and financial condition of the Company and the terms and

CUSIP No. 051629103                                     Page 40 of 47 Pages

conditions of the offering of the Series D Preferred Shares and to obtain additional information necessary to verify such information or can acquire it without unreasonable effort or expense.

          (d) Such Purchaser has such knowledge and experience in financial and business matters that such Purchaser is capable of evaluating the merits and risks of its investment in the Series D Preferred Shares. Such Purchaser further represents that he, she or it, as the case may be, is an "accredited investor" as such term is defined in Rule 501 of Regulation D of the SEC under the Securities Act with respect to its purchase of the Series D Preferred Shares, and that any such Purchaser that is a limited partnership has not been formed solely for the purpose of purchasing the Series D Preferred Shares.

          (e) If such Purchaser is a limited partnership, such Purchaser represents that it has been organized and is existing as a limited partnership under the laws of the State of Delaware.

          SECTION 3.04.  Governmental Approvals.  No registration
                         ______________________
or filing with, or consent or approval of, or other action by, any Federal, state or other governmental agency or instrumentality is or will be necessary by such Purchaser for the valid execution, delivery and performance of this Agreement.


                                    IV.

                           CONDITIONS PRECEDENT

          SECTION 4.01.  Conditions Precedent to the Obligations
                         _______________________________________
of the Purchasers.  The obligations of the Purchasers hereunder
_________________
are, at their option, subject to the satisfaction, on or before the Closing Date, of the following conditions:

          (a)  Certificate of Designations.  The Certificate of
               ___________________________
Designations shall have been duly filed with the Secretary of State of the State of Delaware and shall have become legally effective.

          (b)  Opinion of Counsel.  The Purchasers shall have re-
               __________________
ceived from Hughes & Luce L.L.P., counsel for the Company, an opinion dated the Closing Date, satisfactory in form and substance to the Purchasers and their counsel.

          (c)  All Proceedings to Be Satisfactory.  All corporate
               __________________________________
and other proceedings to be taken by the Company and all waivers and consents to be obtained by the Company in connection with the transactions contemplated hereby shall have been taken or obtained by the Company and all documents incident thereto shall be satisfactory in form and substance to the Purchasers and their counsel.

          (d)  Supporting Documents.  On or prior to the Closing
               ____________________
Date the Purchasers and their counsel shall have received copies of the following

CUSIP No. 051629103                                     Page 41 of 47 Pages

supporting documents:

          (i) copies of (1) the Certificate of Incorporation of the Company and the charter documents of each of its subsidiaries, including all amendments thereto, certified as of a recent date by the Secretary of State or the appropriate official of the relevant state of incorporation, (2) certificates of said Secretary or official, dated as of a recent date, as to the due incorporation and good standing of the Company and each such subsidiary, and listing all documents on file with said official, and (3) a telegram or facsimile from said Secretary or official as of the close of business on the next business day preceding the Closing Date as to the continued due incorporation and good standing of the Company and each such subsidiary and to the effect that no amendment to the respective charter documents of such corporations has been filed since the date of the certificate referred to in clause (2) above; and

          (ii) a certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date and certifying (1) that attached thereto is a true and complete copy of the By-laws of the Company as in effect on the date of such certification and at all times since May 20, 1993; (2) that attached thereto is a true and complete copy of resolutions adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of this Agreement, the designation, issuance, sale and delivery of the Series D Preferred Shares, the reservation, issuance and delivery of the Conversion Shares and that all such resolutions are still in full force and effect and are all the resolutions adopted in connection with the transactions contemplated by this Agreement; (3) that the Certificate of Incorporation of the Company has not been amended since the date of the last amendment referred to in the certificate delivered pursuant to clause (i)(2) above; and (4) as to the incumbency and specimen signature of each officer of the Company executing this Agreement, the stock certificates representing the Series D Preferred Shares and any certificate or instrument furnished pursuant hereto, and a certifi-cation by another officer of said corporation as to the incumbency and signature of the officer signing the certificate referred to in this paragraph (ii).

     All such documents shall be satisfactory in form and substance to the Purchasers and their counsel.

          SECTION 4.02.  Condition Precedent to the Obligations
                         ______________________________________
of the Company.  The obligations of the Company hereunder are
______________
subject to the due filing with the Secretary of State of the State of Delaware and the legal effectiveness of the Certificate of Designations on or prior to the Closing Date.


                                    V.

                  SURVIVAL OF REPRESENTATIONS; INDEMNITY

          SECTION 5.01.  Survival of Representations.  Subject as
                         ___________________________

CUSIP No. 051629103                                     Page 42 of 47 Pages

set forth below, all representations and warranties made by any party hereto in this Agreement or pursuant hereto shall survive for a period of one year after the Closing Date.

          SECTION 5.02.  General Indemnity.
                         _________________

          (a) Subject to the terms and conditions of this Article V, the Company hereby agrees to indemnify, defend and hold the Purchasers harmless from and against all demands, claims, actions or causes of action, assess-ments, losses (including diminution in value of the Series D Preferred Shares), damages, liabilities, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys' fees and expenses (collectively, "Damages"), asserted against, resulting to, imposed upon or incurred by the Purchasers by reason of or resulting from a breach of any representation, warranty or covenant of the Company contained in or made pursuant to this Agreement.

          (b) Subject to the terms and conditions of this Article V, the Purchasers hereby agree to indemnify, defend and hold the Company harmless from and against all Damages asserted against, resulting to, imposed upon or incurred by the Company by reason of or resulting from a breach of any representation, warranty or covenant of the Purchasers contained in or made pursuant to this Agreement.

          SECTION 5.03.  Conditions of Indemnification.  The
                         _____________________________
respective obligations and liabilities of the Purchasers, on the one hand, and the Company, on the other hand (the "indemnifying party"), to the other (the "party to be indemnified") under Section 5.02 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

          (a) within 20 days after receipt of notice of commencement of any action or the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing;

          (b) in the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the tenth day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such claim at any time prior to settlement, compromise or final determination thereof, provided that the indemnifying party shall be given at least 15 days prior written notice of the effectiveness of any such proposed settlement or com-promise;

CUSIP No. 051629103                                     Page 43 of 47 Pages

          (c) anything in this Section 5.03 to the contrary notwithstanding (i) if there is a reasonable probability that a claim may materially and adversely affect the indemnifying party other than as a result of money damages or other money payments, the indemnifying party shall have the right, at its own cost and expense, to compromise or settle such claim, but (ii) the indemnifying party shall not, without the prior written consent of the party to be indemnified, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the party to be indemnified a release from all liability in respect of such claim; and

          (d) in connection with any such indemnification, the indemnified party will cooperate in all reasonable requests of the indemnifying party.


                                    VI.

                        CERTAIN REGISTRATION RIGHTS

          The Company hereby affirms and agrees that the registration rights granted to the Purchasers and certain other stockholders of the Company as set forth in the Registration Rights Agreement, dated as of March 29, 1996 (said agreement, as previously amended, the "Registration Rights Agreement"), among the Company, the Purchasers and the other parties named therein, shall continue in full force and effect, provided, however,
                                                        ________  _______
that the Company and the Purchasers acknowledge and agree that the Registration Rights Agreement is hereby amended such that (i) the term "Convertible Preferred Stock" shall hereinafter refer to and include the Series D Preferred Stock and (ii) the term "Preferred Shares" shall hereinafter refer to and include the Series D Preferred Shares.


                                   VII.

                               MISCELLANEOUS

          SECTION 7.01.  Expenses, Etc.  The Company shall
                         _____________
reimburse WCAS VII or pay on its behalf any reasonable fees and expenses incurred by WCAS VII in connection with the negotiation and preparation of this Agreement and the related documents contemplated hereby. For purposes hereof, the "fees and expenses incurred by WCAS VII" shall include, without limitation, the fees, disbursements and expenses of counsel, accountants, financial advisors and other experts retained by WCAS VII in connection with this Agreement and the transactions contemplated hereby.

          SECTION 7.02.  Survival of Agreements.  All covenants,
                         ______________________
agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the issuance, sale and delivery of the Series D Preferred Shares pursuant hereto, notwithstanding any investigation made at any

CUSIP No. 051629103                                     Page 44 of 47 Pages

time by or on behalf of any party hereto. All statements contained in any certificate or other instrument delivered by the Company hereunder shall be deemed to constitute representations and warranties made by the Company.

          SECTION 7.03.  Parties in Interest.  All covenants and
                         ___________________
agreements contained in this Agreement by or on behalf of any party hereto shall bind and inure to the benefit of the respective successors and assigns of such party hereto whether so expressed or not.

          SECTION 7.04.  Notices.  Any notice or other communica-
                         _______
tions required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class certified mail, postage prepaid, by nationally recognized overnight courier, or by telecopy addressed to such party at the address or telecopy number set forth below or such other address or telecopy number as may hereafter be designated in writing by the addressee to the addressor listing all parties:

          if to the Company, to:

               Aurora Electronics, Inc.
               9477 Waples Street, Suite 150
               San Diego, California  92121
               Telecopy Number:  (619) 552-8942
               Attention:  President

               with a copy to:

               Hughes & Luce, L.L.P.
               1717 Main Street
               Dallas, Texas  75201
               Telecopy Number:  (214) 939-6100
               Attention:  Alan J. Bogdanow, Esq.
                           Kenneth G. Hawari, Esq.

          if to any Purchaser, to:

               Welsh, Carson, Anderson & Stowe
               320 Park Avenue, Suite 2500
               New York, New York  10022-6815
               Telecopy Number:  (212) 893-9575
               Attention:  Richard H. Stowe
                           Thomas E. McInerney

               with a copy to:

               Reboul, MacMurray, Hewitt, Maynard & Kristol
               45 Rockefeller Plaza
               New York, New York  10111
               Telecopy Number:  (212) 841-5725
               Attention:  William J. Hewitt, Esq.

or, in any case, at such other address or addresses as shall have been furnished in writing by such party to the other parties hereto. All such notices, requests, consents and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case

CUSIP No. 051629103                                     Page 45 of 47 Pages

of mailing, on the fifth business day following the date of such mailing,
(c) in the case of delivery by overnight courier, on the business day following the date of delivery to such courier, and (d) in the case of telecopy, when received.

          SECTION 7.05.  Entire Agreement; Assignment.  This
                         ____________________________
Agreement (including the Schedules and Exhibits hereto) and the Registration Rights Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and may not be amended or modified nor any provisions waived except in a writing signed by the Company and the Purchasers. This Agreement shall not be assigned by operation of law of otherwise without the consent of the other parties hereto.

          SECTION 7.06.  Counterparts.  This Agreement may be
                         ____________
executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          SECTION 7.07.  Governing Law.  This Agreement shall be
                         _____________
governed by and construed in accordance with the laws of the State of New
York.

          IN WITNESS WHEREOF, the Company and the Purchasers have executed this Agreement as of the day and year first above written.

                         AURORA ELECTRONICS, INC.



                         By
                           ______________________________________
                                   Jim C. Cowart
                                   Chairman and
                                   Chief Executive Officer


                         WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                         By WCAS VII Partners, L.P.,
                                   General Partner



                         By
                           ______________________________________
                                   General Partner


                         WCAS INFORMATION PARTNERS, L.P.
                         By WCAS Info Partners,
                                   General Partner



                         By
                           ______________________________________
                                   General Partner


                              Bruce K. Anderson
                              Russell L. Carson
                              Anthony J. de Nicola
                              Thomas E. McInerney
                              James B. Hoover
                              Robert A. Minicucci
                              Andrew M. Paul
                              Paul B. Queally
                              Richard H. Stowe
                              Laura M. VanBuren
                              Patrick J. Welsh



                         By
                           _____________________________________
                                   Laura M. VanBuren
                                   Individually and
                                   as Attorney-in-Fact

CUSIP No. 051629103                                     Page 47 of 47 Pages
                                Schedule I
                                __________


Name of Purchaser                       Series D Preferred Shares
_________________                       _________________________

Welsh, Carson, Anderson &
  Stowe VII, L.P.                                   19,005

WCAS Information Partners, L.P.                        259

Patrick J. Welsh                                       104
Russell L. Carson                                      155
Bruce K. Anderson                                      155
Richard H. Stowe                                        78
Andrew M. Paul                                          52
Thomas E. McInerney                                     91
Laura VanBuren                                           5
James B. Hoover                                         26
Robert A. Minicucci                                     41
Anthony J. de Nicola                                    21
Paul B. Queally                                          8
                                                    ______

Total                                               20,000
                                                    ______
                                                    ______